STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Exhibit 12.1

	Fiscal Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Fixed Charges:
Interest expensed	$—	$—	$—	$1,251	$1,356
Interest capitalized	450	—	1,200	863	821
Estimated interest within rental expense	39	14	20	24	22

Total Fixed Charges	$489	$14	$1,220	$2,138	$2,199

Earnings:
Pre-tax income (loss) from continuing operations before noncontrolling interest	$50,867	$2,041	$56,389	$(40,742)	$(19,838)
Fixed charges	(489)	(14)	(1,220)	(2,138)	(2,199)
Interest capitalized	(450)	—	(1,200)	(863)	(821)

Total Earnings	$49,928	$2,027	$53,969	$(43,743)	$(22,858)

Ratio of Earnings to Fixed Charges	102.1x	144.79x	44.24x

Deficiency of Earnings to Cover Fixed Charges	n/a	n/a	n/a	$(45,881)	$(25,057)